Oct. 24, 2011

Pamela Long

Assistant Director

Sherry Haywood

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Bookmerge Technology, Inc. Amendment No. 6 to Current Report on Form 8-K Filed October 7, 2011 Amendment No. 1 to Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2011 Filed October 6, 2011 File No. 333-152837

Dear Ms. Long;

Below are our responses to your comment letter of Oct. 21, 2011.

Amendment No. 6 to Current Report on Form 8-K

Executive Compensation, page 20

1. We note your response to comment three of our letter dated August 26, 2011. The copies of the employment agreements and independent contractor agreements that you filed are not signed copies. Please re-file signed copies of these agreements with your next Exchange Act filing. In addition, we note that the terms of the filed employment agreements do not match the descriptions of the agreements in your Form 8-K amendment. For example, the salary and option terms appear to be materially different. Please revise your filing as necessary to correct this inconsistency. Please make conforming revisions to your annual report on Form 10-K for the fiscal year ended June 30, 2011, as well.

Signed copies of the agreements are attached as Exhibits and the 8K has been revised for consistency.

Amendment No. 1 to Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2011

Item 9A(T) Controls and Procedures, page 14

Disclosure Controls and Procedures, page 14

2. You have not provided an overall conclusion as to the effectiveness of your disclosure controls and procedures. In this regard, we note that you conclude that your “disclosure controls and procedures were not effective to detect the inappropriate application of US GAAP standards.” Please file an amendment to provide your conclusion as to the effectiveness of your disclosure controls and procedures. Please refer to Item 307 of Regulation S-K.

Amendment filed to disclose that controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting, page 15

3. We note your conclusion that your “internal control over financial reporting as of June 30, 2011 was effective.” Please tell us how you were able to reach this conclusion in view of the material weaknesses in your internal control over financial reporting that you describe on page 14 in connection with your statements about your disclosure controls and procedures. Please refer to Item 308 of Regulation S-K, particularly paragraph (a)(3), which provides that management is not permitted to conclude that the registrant's internal control over financial reporting is effective if there are one or more material weaknesses in the registrant's internal control over financial reporting. If you are unable to continue to conclude that your internal control over financial reporting was effective, please amend your filing accordingly. In doing so, if you have a material weakness, please identify who discovered it, disclose for how long it has existed and explain how you plan to remediate it.

Amendment filed to disclose that internal controls over financial reporting was not effective.

Report of Independent Registered Public Accounting Firm, page F-2

4. The financial statement periods referenced in your auditor’s opinion do not match the financial statement periods presented in your filing. Please amend your filing to include an audit report that references the same periods as the financial statements presented in the filing. When you file your amended Form 10-K, please ensure that you include updated management certifications that make reference to the Form 10-K/A and are currently dated.

Amended and revised.

Very truly yours,

/s/ Richard B. Carter

Richard B. Carter, President

BookMerge Technologies, Inc.

2